[Letterhead of Goldman, Sachs & Co.]
July 30, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dolan Media Company Filed on Form S-1 Registration No. 333-142372
Ladies and Gentlemen:
     In connection with the above-captioned Registration Statement, we wish to advise that between July 16, 2007 and the date hereof, 9,902 copies of the Preliminary Prospectus dated July 16, 2007 were distributed as follows: 7,302 to 4 prospective underwriters; 2,432 to 2,432 institutional investors; 135 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 24 to 12 others.
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 P.M. on August 1, 2007 or as soon thereafter as practicable.

Very truly yours, GOLDMAN, SACHS & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
As Representatives of the Prospective Underwriters
By:	/s/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)